UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 / 16

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Unaudited) for The Three and Six Months Ended June 30, 2017 and 2016

-

Condensed Consolidated Statements of Financial Position as of June 30, 2017 (Unaudited) and December 31, 2016

-

Condensed Consolidated Statements of Cash Flows (Unaudited) for The Six Months Ended June 30, 2017 and 2016

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Press Release

On December 15, 2017 the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 15, 2017

2 / 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 15, 2017	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

3 / 16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Amounts in thousands, except per share data)

		Three Months Ended June 30,			Six Months Ended June 30,
		2016	2017	2017	2016	2017	2017
	Notes	CNY	CNY	US$	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)			(Restated)
CONTINUING OPERATIONS

Administrative expenses		(2,075)	(3,124)	(461)	(3,826)	(5,741)	(847)
Other operating expense		(305)	—	—	(1,059)	—	—
OPERATING LOSS FROM CONTINUING OPERATIONS		(2,380)	(3,124)	(461)	(4,885)	(5,741)	(847)

Finance costs		(7)	(44)	(6)	(23)	(107)	(16)
Interest income		23	9	1	27	19	3
Non-operating expenses, net		(39)	(70)	(10)	(43)	(391)	(58)
LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS		(2,403)	(3,229)	(476)	(4,924)	(6,220)	(918)
Income tax expense	8	—	—	—	—	—	—
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		(2,403)	(3,229)	(476)	(4,924)	(6,220)	(918)

DISCONTINUED OPERATION

(Loss)/ profit for the period from a discontinued operation	2	(4,103)	—	—	(6,078)	10,978	1,619
(LOSS)/ PROFIT FOR THE PERIOD		(6,506)	(3,229)	(476)	(11,002)	4,758	701

Other comprehensive loss:
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments		(238)	(571)	(84)	(3,287)	(745)	(110)
TOTAL OTHER COMPREHENSIVE LOSS		(238)	(571)	(84)	(3,287)	(745)	(110)
TOTAL COMPREHENSIVE (LOSS)/ INCOME FOR THE PERIOD, NET OF TAX		(6,744)	(3,800)	(560)	(14,289)	4,013	591

BASIC AND DILUTED (LOSS)/ EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (PRESENTED IN CNY PER SHARE):	4
For (loss)/ profit for the period		(0.26)	(0.13)	(0.02)	(0.44)	0.19	0.03
For loss from continuing operations		(0.10)	(0.13)	(0.02)	(0.20)	(0.25)	(0.04)

See notes to condensed consolidated financial statements

4 / 16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2016	2017	2017
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	6	54,523	47,817	7,053
Rehabilitation fund		3,972	—	—
Prepayments		56	71	10

TOTAL NON-CURRENT ASSETS		58,551	47,888	7,063

CURRENT ASSETS
Inventories	5	10,557	4,498	663
Prepayments		330	250	37
Other receivables		6,127	6,567	969
Cash and cash equivalents		19,228	14,860	2,192

TOTAL CURRENT ASSETS		36,242	26,175	3,861

TOTAL ASSETS		94,793	74,063	10,924

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		2,736	1,147	169
Other payables and accrued liabilities		17,361	3,186	469
Taxes payable		22,627	17,610	2,597
Due to related companies	7	21,007	22,444	3,311
Due to the Shareholder	7	12,565	12,082	1,782

TOTAL CURRENT LIABILITIES		76,296	56,469	8,328

NON-CURRENT LIABILITIES
Asset retirement obligations		5,302	386	57

TOTAL NON-CURRENT LIABILITIES		5,302	386	57

TOTAL LIABILITIES		81,598	56,855	8,385

EQUITY
Issued capital		312,081	312,081	46,034
Reserves		(298,886)	(294,873)	(43,495)

TOTAL EQUITY		13,195	17,208	2,539

TOTAL LIABILITIES AND EQUITY		94,793	74,063	10,924

See notes to condensed consolidated financial statements

5 / 16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Amounts in thousands)

		Six months ended June 30,
		2016	2017	2017
		CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)

NET CASH FLOWS USED IN OPERATING ACTIVITIES		(21,066)	(8,945)	(1,319)

INVESTING ACTIVITIES
Proceeds from disposal of Wuhu Feishang, net of cash disposed of	2	—	982	145
Disposal of property and equipment		—	60	9
Purchases of property and equipment		(1,684)	(4,074)	(601)

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(1,684)	(3,032)	(447)

FINANCING ACTIVITIES
Repayment to a related company		(1,034)	(1,584)	(234)
Advances from related companies		3,278	9,548	1,408

NET CASH FLOWS FROM FINANCING ACTIVITIES		2,244	7,964	1,174

NET DECREASE IN CASH AND CASH EQUIVALENTS		(20,506)	(4,013)	(592)

NET FOREIGN EXCHANGE DIFFERENCE		601	(355)	(52)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		45,307	19,228	2,836

CASH AND CASH EQUIVALENTS AT END OF PERIOD		25,402	14,860	2,192

See notes to condensed consolidated financial statements.

6 / 16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1. BASIS OF PRESENTATION

Basis of consolidation

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2017, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

The condensed consolidated statement of financial position at December 31, 2016 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 20-F of China Natural Resources, Inc. (“CHNR” or the “Company”) for the year ended December 31, 2016 (the “2016 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests (collectively referred to as the “Group”). The Company’s subsidiaries as of December 31, 2016 are as described in the 2016 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.7794 as quoted by UKForex as of June 30, 2017, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Going concern

As of June 30, 2017, the Group had net current liabilities of CNY30.29 million (US$4.47 million) and equity of CNY17.21 million (US$2.54 million). In view of these circumstances, the Directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. In order to improve the Group’s liquidity and cashflows to sustain the Group as a going concern, the Directors of the Company have taken certain measures to improve the cash flows of the Group, which include but are not limited to obtaining confirmations of continuous financial support from Feishang Group Limited (“Feishang Group” or the “Shareholder”), Feishang Hesheng Investment Limited (“Feishang Hesheng”) and Feishang Enterprise Group Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie who is also the principal beneficial shareholder of the Company.

After taking into account the above measures, the Directors consider that the Group will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Therefore, the condensed consolidated financial statements of the Group have been prepared on a going concern basis.

7 / 16

2. DISCONTINUED OPERATION

On February 24, 2017, Feishang Mining Holdings Limited (“Feishang Mining”), a wholly-owned subsidiary of CHNR, and Wuhu City Feishang Industrial Development Co., Ltd. (“Wuhu Industrial”), as nominee for Feishang Mining (collectively referred to as the “Sellers”), entered into an agreement with Shen Yandi, an unrelated individual (the “Purchaser”), pursuant to which the Sellers sold and the Purchaser purchased, all of the Sellers’ right, title and interest in and to the outstanding capital stock of Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”), which had previously been included in the Group’s non-ferrous metals segment, at a cash consideration of CNY1.00 million (US$0.15 million). The disposal was completed on March 3, 2017.

Wuhu Feishang was the primary contributor to the Group’s non-ferrous metals segment, which represented a separate major line of business with separately identifiable operations and cash flows. Accordingly, the results of Wuhu Feishang are classified and separately reported as a "discontinued operation" in the condensed consolidated statement of profit or loss and other comprehensive income for the period ended June 30, 2017. The comparative amounts reported in the condensed consolidated statements of profit or loss and other comprehensive income and related notes have been restated accordingly to reflect the reclassification between continuing operations and the discontinued operation. In addition, the gain recognized on the disposal of Wuhu Feishang is included in the results of the discontinued operation.

The details of the net assets of the discontinued operation as at March 3, 2017 are as follows:

March 3,
2017
CNY
Net assets disposed of:

Cash and cash equivalents	18
Rehabilitation fund	3,983
Inventories	5,644
Other receivables	47
Prepayments	73
Property, plant and equipment	7,613
Trade payables	(30)
Taxes payable	(5,316)
Other payables and accrued liabilities	(13,303)
Due to fellow subsidiaries	(90)
Due to related companies	(5,027)
Asset retirement obligations	(4,952)
Net assets disposed of:	(11,340)

Gain on disposal of the discontinued operation	12,340
Consideration	1,000

Satisfied by:
Cash received in 2017	1,000

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the discontinued operation is as follows:

Six months ended June 30, 2017
CNY
Cash consideration received in 2017	1,000
Less: Cash and cash equivalents disposed of	(18)
Net cash inflows from the disposal of the discontinued operation	982

8 / 16

2. DISCONTINUED OPERATION (CONTINUED)

The results of the discontinued operation are presented below:

	Three Months Ended June 30,2016	Six Months Ended June 30,2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)

Selling and distribution expenses	(5)	(12)	—
Administrative expenses	(1,134)	(2,370)	(991)
Losses arising from temporary suspension of production	(1,021)	(2,453)	(641)
Reversal of write-down of inventories to net realizable value	251	784	—
Other operating income	42	143	61

OPERATING LOSS	(1,867)	(3,908)	(1,571)

Finance costs	(87)	(116)	(30)
Interest income	42	137	9
Non-operating income/(expense), net	(2,191)	(2,191)	230
LOSS BEFORE INCOME TAX	(4,103)	(6,078)	(1,362)

Income tax expense	—	—	—
LOSS FOR THE PERIOD FROM THE DISCONTINUED OPERATION	(4,103)	(6,078)	(1,362)

Gain on disposal of the discontinued operation	—	—	12,340
(LOSS)/PROFIT FOR THE PERIOD FROM A DISCONTINUED OPERATION	(4,103)	(6,078)	10,978

The net cash flows incurred by the discontinued operation, excluding the cash consideration received from disposal of the discontinued operation are as follows:

	Six Months Ended June 30, 2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY
	(Unaudited)	(Unaudited)

Operating activities	(12,377)	(2,727)
Investing activities	—	60
Financing activities	(3,089)	1,793
Net cash outflows	(15,466)	(874)

9 / 16

2. DISCONTINUED OPERATION (CONTINUED)

The results of the discontinued operation are presented below:

	Three Months Ended June 30, 2016	Six Months Ended June 30, 2016	For the period from January 1, 2017 to March 3, 2017
	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss)/ earnings per share from the discontinued operation (Presented in CNY per share)
Basic	(0.16)	(0.24)	0.44
Diluted	(0.16)	(0.24)	0.44

The calculations of basic and diluted loss or earnings per share from the discontinued operation are based on:

(Loss)/profit attributable to owners of the Company from the discontinued operation	(4,103)	(6,078)	10,978

Weighted average number of ordinary shares in issue during the period used in the earnings or loss per share calculations:
Basic	24,910,916	24,910,916	24,910,916
Diluted	24,910,916	24,910,916	24,910,916

3. RESTATEMENT

The Company’s acquisition of Double Grow International Limited (“Double Grow”) in 2016 was accounted for as a combination of entities under common control since the Company and Double Grow were under the common control of Mr. Li Feilie. The consolidated financial statements incorporate the financial statements of the combining entity in which the common control combination occurs as if they had been combined from the date when the combining entity first came under the control of the controlling party.

The disposal of Wuhu Feishang was completed on March 3, 2017 and Wuhu Feishang was classified as a discontinued operation. Accordingly, the results of the Wuhu Feishang were separately reported as a "discontinued operation" in the condensed consolidated statement of profit or loss and other comprehensive income for the period ended June 30, 2017. The comparative amounts reported in the condensed consolidated statements of profit or loss and other comprehensive income and related notes have been revised accordingly to reflect the reclassification between continuing operations and the discontinued operation.

As a result of the acquisition of Double Grow and the disposal of Wuhu Feishang, the relevant line items in the condensed consolidated statements of profit or loss and other comprehensive income for the three months and six months ended June 30, 2016 have been restated as follows:

	The Group (as previously reported)	Adjustment in relation to acquisition of Double Grow	Adjustment in relation to disposal of Wuhu Feishang	The Group (as restated)
	CNY	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Condensed consolidated statements of profit or loss and other comprehensive income for three months ended June 30, 2016:
Selling and distribution expenses	(5)	—	5	—
Administrative expenses	(2,118)	(1,091)	1,134	(2,075)
Losses arising from temporary suspension of production	(1,021)	—	1,021	—
Reversal of write down of inventories to net realizable value, net	251	—	(251)	—
Other operating income/ (expenses)	71	(334)	(42)	(305)
Finance costs	(86)	(8)	87	(7)
Interest income	65	—	(42)	23
Non-operating expenses, net	(2,220)	(10)	2,191	(39)
Loss for the period from continuing operations	(5,063)	(1,443)	4,103	(2,403)
Loss for the period from a discontinued operation	—	—	(4,103)	(4,103)

10 / 16

3. RESTATEMENT (CONTINUED)

	The Group (as previously reported)	Adjustment in relation to acquisition of Double Grow	Adjustment in relation to disposal of Wuhu Feishang	The Group (as restated)
	CNY	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Foreign currency translation adjustments	(1)	(237)	—	(238)
Total comprehensive income for the period, net of tax	(5,064)	(1,680)	—	(6,744)

Loss per share attributable to ordinary equity holders of the company:
Basic and diluted loss per share:
- For loss from continuing operations (CNY per share)	(0.20)	(0.06)	0.16	(0.10)
- For loss from a discontinued operation (CNY per share)	—	—	(0.16)	(0.16)
	(0.20)	(0.06)	—	(0.26)

	The Group (as previously reported)	Adjustment in relation to acquisition of Double Grow	Adjustment in relation to disposal of Wuhu Feishang	The Group (as restated)
	CNY	CNY	CNY	CNY
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Condensed consolidated statements of profit or loss and other comprehensive income for six months ended June 30, 2016:
Selling and distribution expenses	(12)	—	12	—
Administrative expenses	(4,439)	(1,757)	2,370	(3,826)
Losses arising from temporary suspension of production	(2,453)	—	2,453	—
Reversal of write down of inventories to net realizable value, net	784	—	(784)	—
Other operating income/ (expenses)	142	(1,058)	(143)	(1,059)
Finance costs	(116)	(23)	116	(23)
Interest income	164	—	(137)	27
Non-operating expenses, net	(2,191)	(43)	2,191	(43)
Loss for the period from continuing operations	(8,121)	(2,881)	6,078	(4,924)
Loss for the period from a discontinued operation	—	—	(6,078)	(6,078)
Foreign currency translation adjustments	(9)	(3,278)	—	(3,287)
Total comprehensive income for the period, net of tax	(8,130)	(6,159)	—	(14,289)

Loss per share attributable to ordinary equity holders of the company:
Basic and diluted loss per share:
- For loss from continuing operations (CNY per share)	(0.33)	(0.11)	0.24	(0.20)
- For loss from a discontinued operation (CNY per share)	—	—	(0.24)	(0.24)
	(0.33)	(0.11)	—	(0.44)

4. (LOSS)/ EARNINGS PER SHARE

Basic (loss)/earnings per share amounts are calculated using the weighted average number of 24,910,916 (June 30, 2016: 24,910,916) common shares outstanding during the period. The Company did not have any potentially dilutive issuances during the six months ended June 30, 2016 and 2017. Accordingly, the diluted (loss)/ earnings per share amounts are the same as the basic (loss)/earnings per share amounts.

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5. INVENTORIES

	December 31,	June 30,	June 30,
	2016	2017	2017
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Raw materials	8,437	4,498	663
Finished goods	2,120	—	—
	10,557	4,498	663

6. PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2016	2017	2017
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	28,713	5,596	825
Mining structures and mining rights	33,942	326	48
Machinery and equipment	7,654	928	137
Motor vehicles	7,356	5,413	798
Construction in progress	36,060	39,142	5,774
Accumulated depreciation, depletion and amortization	(59,202)	(3,588)	(529)
	54,523	47,817	7,053

7. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed financial statements, the Company had the following transactions with related parties during the period.

(a)

Commercial transactions with a related company are summarized as follows:

		Six months ended June 30,
		2016	2017	2017
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	(469)	(634)	(94)
Gain on disposal of property, plant and equipment to Wuhu Industrial	ii	—	45	7
		(469)	(589)	(87)

(i)

On September 1, 2013, the Company signed an office sharing agreement with Anka, a private Hong Kong company that is owned by certain Directors of the Company. Pursuant to the agreement, the Company shared 119 square meters out of the total of 368 square meters of the office premises. On April 1, 2017, the Company signed an office sharing agreement with Anka which superseded all previously signed agreements between the parties, pursuant to which the Company shares 184 square meters of the total area of the office premises. The agreement also provides that the Company shares certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(ii)

On February 22, 2017, Wuhu Feishang signed an agreement with Wuhu Industrial, a related party, to dispose of certain property, plant and equipment prior to the Company’s disposal of Wuhu Feishang. The disposal gain amounted to CNY0.05 million (US$0.01 million).

12 / 16

7. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b)	Balances with related companies

The Company’s balances with related companies are unsecured, non-interest bearing. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2016	2017	2017
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
Current:
Payable to related companies:
Empresa Minera Jacha Uru S.A.	1,298	1,522	225
Feishang Enterprise	7,832	3,924	579
Feishang Hesheng	11,877	16,998	2,507
	21,007	22,444	3,311

Payable to the Shareholder:
Feishang Group	12,565	12,082	1,782

8. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations. The Company’s Bolivian subsidiary is subject to a Bolivian enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

9. SUBSEQUENT EVENTS

On November 30, 2017, Yangpu Shuanghu Industrial Development Co., Limited (“Yangpu Shuanghu”), a wholly-owned subsidiary of CHNR, entered into separate agreements with Feishang Enterprise and Shenzhen Chaopeng Investment Co., Ltd. (“Shenzhen Chaopeng”), each of which is a related party. Pursuant to the agreement with Feishang Enterprise (the “Enterprise Group Agreement”), the Company consummated its acquisition of approximately 98.3% of the issued and outstanding capital shares of Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”). Pursuant to the agreement with Shenzhen Chaopeng (together with the Enterprise Group Agreement, the “Acquisition Agreements”), the Company consummated its acquisition of approximately 1.7% of the issued and outstanding capital shares of Bayannaoer Mining. The Acquisition Agreements are identical to each other except as to the name of seller, the amount of consideration and similar information.

The purchase price for all of the issued and outstanding capital shares of Bayannaoer Mining is CNY0.72 million (US$0.11 million), which is approximately equal to the net asset value of Bayannaoer Mining as of September 30, 2017. The purchase price was paid by delivery to Feishang Enterprise and Shenzhen Chaopeng of Yangpu Shuanghu’s several promissory notes (the “Notes”) in the aggregate amount of CNY0.72 million (US$0.11 million). The Notes are payable, without interest, on May 30, 2018.

13 / 16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding acquisitions, investments, dispositions, financings, conflicts of interest and other business matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties related to the governmental, economic and political environment in the People’s Republic of China and Bolivia; uncertainties associated with metal price volatility; uncertainties related to our ability to fund operations; uncertainties associated with the Company’s reliance on third-party contractors; and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our 2016 Annual Report under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

The Company’s subsidiaries in Bolivia are subject to a Bolivian enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS

The loss from continuing operations for the six months ended June 30, 2017 increased by CNY1.30 million (US$0.19 million) from a loss of CNY4.92 million (US$0.73 million) for the six months ended June 30, 2016 to a loss of CNY6.22 million (US$0.92 million) for the six months ended June 30, 2017. The increase in loss was mainly caused by an increase in administrative expenses amounting to CNY1.92 million (US$0.28 million) resulting from the increase in audit fee and the expansion of Antay Pacha’s operations. The loss increase was partially offset by the absence in 2017 of other operating expenses amounting to CNY1.06 million (US$0.16 million) for the six months ended June 30, 2016, which mainly represents the expenses in preparation for the trial production of Antay Pacha.

The loss from continuing operations for the three months ended June 30, 2017 increased by CNY0.83 million (US$0.12 million) from CNY2.40 million (US$0.36 million) for the three months ended June 30, 2016 to CNY3.23 million (US$0.48 million) for the three months ended June 30, 2017. The increase in loss was mainly due to an increase in administrative expenses amounting to CNY1.05 million (US$0.15 million) resulting from the increase in audit fee and the expansion of Antay Pacha’s operations. The loss increase was partially offset by the absence in 2017 of other operating expenses amounting to CNY0.31 million (US$0.05 million) for the three months ended June 30, 2016, which mainly represents the expenses in preparation for the trial production of Antay Pacha.

LOSS/ PROFIT FOR THE PERIOD FROM A DISCONTINUED OPERATION

The discontinued operation represents the non-ferrous metal mining operation conducted by Wuhu Feishang. For the period from January 1, 2017 to March 3, 2017, Wuhu Feishang incurred a loss of CNY1.36 million (US$0.20 million) and a one-off gain on disposal of the discontinued operation of CNY12.34 million (US$1.82 million), compared with the loss of CNY6.08 million (US$0.90 million) for the six months ended June 30, 2016, and the loss of CNY4.10 million (US$0.60 million) for the second quarter of 2016. The loss mainly represents overhead costs incurred during the temporary suspension of production of Wuhu Feishang.

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LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses. To date, the Company has financed its working capital requirements primarily through internally generated cash in prior years and non-interest bearing loans from the Shareholder and its affiliates. Although Antay Pasha’s copper smelting trial production run has begun, it can be expected that (a) the Company will continue to incur operating expenses prior to the commencement of revenue-producing activities and (b) the availability of internally generated funds to sustain operations will decrease until the commencement of commercial production of our copper smelting plant. It is currently projected that commercial production will commence in the second half of 2018. Feishang Group, Feishang Hesheng and Feishang Enterprise have confirmed that the balances due to them as at June 30, 2017 are not required to be settled during the ensuing 12 months.

Net cash used for operating activities for the six months ended June 30, 2017 was approximately CNY8.95 million (US$1.32 million) as compared to net cash used for operating activities of CNY21.07 million (US$3.11 million) for the corresponding period in 2016. The net cash outflows mainly represent the operating losses for the corresponding periods.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2016	2017
	(Audited)	(Unaudited)
Current ratio	0.48x	0.46x
Working capital (CNY'000)	(40,054)	(30,294)

Net cash used in investing activities for the six months ended June 30, 2017 was CNY3.03 million (US$0.45 million), as compared with CNY1.68 million (US$0.25 million) for the corresponding period in 2016. The increase in investing activities cash outflows represents the acquisition of property and equipment for Antay Pacha’s copper smelting operations, which was partially offset by the net cash received from the disposal of Wuhu Feishang.

Net cash from financing activities for the six months ended June 30, 2017 was CNY7.96 million (US$1.17 million), as compared with CNY2.24 million (US$0.33 million) for the corresponding period in 2016. The net cash from financing activities is primarily comprised of net cash received from related parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 15, 2017

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